

August 6, 2012

<u>Via Facsimile</u>
Mr. Robert E. Jorgensen
Chief Executive Officer
Desert Hawk Gold Corp.
7723 North Morton Street
Spokane, WA 99208

>   **Re: Desert Hawk Gold Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed April 5, 2012**
>   **Response dated July 31, 2012**
>   **File No. 333-169701**

Dear Mr. Jorgensen:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Financial Statements

Note 11 – DMRJ Group Funding, page F-18

1.   We note your response to prior comment two from our letter dated July 18, 2012 indicating that you did not consider FASB ASC Subtopic 470-50 in determining whether there was an extinguishment of debt as a result of the modification to your convertible notes. We understand that you have subsequently reconsidered this guidance and have determined that the debt instruments are substantially different; however, you have not recorded a gain or loss on extinguishment. As you have demonstrated that the debt instruments are substantially different, please determine the fair value of the new debt instrument, quantify the amount of gain or loss that would be recognized to comply with

FASB ASC Section 470-50-40 and tell us whether this amount is material to your financial statements.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551- 3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining